Exhibit 99.11

CONSENT OF QUALIFIED PERSON

This consent is provided in connection with the filing of the Annual Report on Form 40-F of Titan Mining Corporation (the “Company”) with the United States Securities and Exchange Commission (the “SEC”) and any amendments thereto, and any exhibits or documents incorporated by reference therein (collectively, the “Annual Report”). The Annual Report incorporates by reference, among other things, the Company’s Annual Information Form for the year ended December 31, 2025, the Company’s Management’s Discussion and Analysis for the year ended December 31, 2025, and the Audited Consolidated Financial Statements of the Company for the years ended December 31, 2025 and 2024, including the notes thereto.

I, Todd McCracken, hereby consent to (i) the inclusion and incorporation by reference in the Company’s Annual Report of references to any information derived or summarized from the technical report entitled “Empire State Mines 2025 NI 43-101 Technical Report” with an effective date of December 1, 2025, or portions thereof, that was prepared by me and others; and (ii) the use of and references to my name, including as an expert or “qualified person”, in each case where used or incorporated by reference into the Annual Report.

I also hereby consent to such use of my name in and the incorporation by reference of such information contained or incorporated by reference in the Annual Report and exhibits thereto into the Company’s Registration Statement on Form F-10 (No. 333-292602).

March 27, 2026

/s/ Todd McCracken
Todd McCracken, P.Geo.